Exhibit 99.1

OKYO Pharma Announces Positive Safety Data Profile for the ongoing OK-101 Phase 2 Clinical Trial to Treat Dry Eye Disease (“DED”)

●	Over 95% of randomized DED patients have completed 4 weeks of dosing in the planned 12-week Phase 2 trial, with 72% of randomized DED patients completing 8 weeks, and 7.1% of patients completing the entire 12-week trial.
●	The dropout rate is 5.4% and unrelated to side effects.
●	Top-line efficacy and safety data are on schedule for release in December 2023.

London and New York, NY, October 5, 2023. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of inflammatory dry eye disease (DED), a multi-billion-dollar market, and for neuropathic corneal pain, a severe ocular condition without an FDA approved therapy, is pleased to announce that its first drug candidate OK-101, presently in a 240-patient double-blind placebo-controlled phase 2 trial in patients with DED is currently showing a positive safety profile in the ongoing study. Patients continue in the study, and double-blind procedures are still in effect until all patients complete the 12-week dosing duration. OKYO will continue to monitor the trial progress and the safety profile until the release of top-line data in December 2023.

The assignment of 240 DED patients to treatment is now complete, with 230 (95%) patients having completed 4 weeks of dosing, 174 patients (72%) completing 8 weeks of dosing, and 17 patients completing 12 weeks of dosing. OK-101 is well tolerated, with patients continuing on the trial without a dose change.

“The Phase 2 trial currently underway is focused on evaluating the safety and tolerability of OK-101, as well as its potential efficacy to treat patients with DED,” said Gary S. Jacob, Ph.D., CEO of OKYO Pharma. “A key need for any drug’s approval is not only its efficacy in treating the disease but its tolerability, particularly for chronic conditions where drug dosing is anticipated to last for years. In that instance, the side effect profile becomes a major concern, and although it is early in our evaluation of OK-101 in the current Phase 2 trial, we are encouraged by what we are seeing with the administration of OK-101 to patients with DED. Furthermore, we are very pleased with the low level of dropouts we are seeing in this ongoing trial as well as the high 72% retention rate at 8 weeks. We recently announced having all 240 patients enrolled in the trial. We are anticipating the last-patient last-visit to occur in the last week of November 2023, with the planned release of top-line data occurring in December 2023.”

“The Phase 2 clinical trial is a crucial step in the development of OK-101, evaluating its safety, efficacy, and tolerability in the population of 240 DED patients comprising this study,” said Raj Patil, Ph.D., CSO of OKYO Pharma. “Without unblinding the data, we are excited to observe that OK-101 is showing a very favorable safety profile in DED patients. We remain committed to establishing the potential of this drug to treat the millions of people currently suffering from DED.”

DED is a common condition that occurs when one’s tears are unable to adequately lubricate the eyes. This condition affects approximately 49 million people in the United States alone and has been difficult to positively diagnose and treat due to the multifactorial nature of the condition. Several contributing factors can lead to this condition, including age, sex, certain medical conditions, reduced tear production and tear film dysfunction. Tear film instability typically leads to inflammation and damage to the ocular surface and pain.

About the Phase 2 Trial Design

This phase 2, multi-center, randomized, double–blind, placebo-controlled study is designed to enroll approximately 240 subjects with DED who are being randomly divided into 3 cohorts of 80 patients. Participants were selected based on specific inclusion and exclusion criteria. The three cohorts include one cohort treated with placebo, a second cohort treated with 0.05% OK-101, and the third cohort receiving 0.1% OK-101. The drug and placebo, respectively, are being administered in both eyes twice daily for 12 weeks. The duration of a patient’s treatment is approximately 14 weeks, including a 2-week run-in period, to address the placebo effect, which is common for trials involving a pain component, followed by 12 weeks of dosing or treatment. The protocol for the study includes two prespecified primary endpoints and a number of secondary endpoints. Further details regarding the specifics of the trial are posted on the clinicaltrials.gov public website (clinicaltrials.gov Identifier: NCT05759208 or https://clinicaltrials.gov/ct2/results?term=Okyo&cond=Dry+Eye+Syndromes).

About OK-101

OK-101 is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response. OK-101 was developed using a membrane-anchored-peptide (MAP) technology to produce a novel long-acting drug candidate for treating dry eye disease. OK-101 has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid ‘‘‘anchor’ contained in the drug molecule to enhance the residence time of OK-101 within the ocular environment. OK-101 is currently in a Phase 2, multi-center, double-blind, placebo-controlled trial to treat dry eye disease.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of inflammatory DED) and NCP, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat inflammatory DED and ocular pain. OKYO presently has a 240-patient phase 2 trial of OK-101 underway to treat patients with DED, and also has plans underway for the opening of a 40-patient trial of OK-101 to treat NCP in patients with this debilitating condition. For further information, please visit www.okyopharma.com.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements, including with respect to the anticipated timing of completion of enrolment of the ‘ ‘Company’s Phase 2 trial of topical ocular OK-101 to treat DED and the release of top-line data therefrom. These forward-looking statements are not historical facts but rather are based on the Company’s current expectations, estimates, and projections about its industry, its beliefs, and assumptions. Words such as ‘anticipates,’ ‘expects,’ ‘intends,’ ‘plans,’ ‘believes,’ ‘seeks,’ ‘estimates,’ and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.

For further information, please visit the Company’s website at www.okyopharma.com

The person who arranged for the release of this announcement on behalf of the Company was Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	U.S. 917-497-7560

Investor Relations	Paul Spencer	+44 (0)20 7495 2379

-2-